Exhibit 99.27

Titan Mining Completes Phase I Drilling at the Kilbourne Graphite Project, Additional Assays Returned including 143 ft at 3.6% Graphitic Carbon

Vancouver, B.C., June 26, 2024 – Titan Mining Corporation (TSX:TI) (“Titan” or the “Company”) is pleased to announce the completion of Phase I drilling at the Company’s Kilbourne Graphite Project. Phase I included a total of 11,916 feet (3,632 m) of drilling in 39 diamond drill holes. This phase of exploration has been focused on mineralization amenable to open pit mining within the fully permitted footprint of the Company’s 100% owned Empire State Mine (“ESM”) in upstate New York.

Assays from 32 of the 39 holes have been returned to date, including the 17 holes highlighted below. Results from the most recent assays continued to demonstrate the consistency of graphitic carbon grades returned from the initial 15 holes from Phase I of drilling. These results were reported in the Company’s April 9, 2024 press release titled “Titan Mining Provides Initial Drill Results on the Kilbourne Graphite Project, Results Include 173.5 ft at 3.75% Graphitic Carbon”.

Significant mineralized intercepts from drilling include:

o	KX24-017 – 143.5 feet assaying 3.6% graphitic carbon
o	KX24-031 – 92.8 feet assaying 3.5% graphitic carbon
o	KX23-016 – 89.1 feet assaying 3.1% graphitic carbon

Phase I has successfully tested 8,225 ft (2,507 m) of Kilbourne strike length, with graphitic carbon mineralization intercepted in all 39 holes. Twenty-nine of the 32 holes with assays returned intercepted graphite mineralization with an average thickness of 58.5 ft (17.8 m) for the upper mineralized zone, and 25.5 ft (7.8 m) for the lower mineralized zone. The non-weighted, arithmetic average grade of the mineralized intercepts is 3.1% graphitic carbon, with individual assays reaching 13.5% graphitic carbon.

Significant mineralized intercepts bookend the Kilbourne strike length within ESM’s active use permit. Mineralization remains open along strike, with an additional ~17,000 ft of the Kilbourne host geology mapped outside of the permitted ground. The mapped extent of this geologic unit falls within mineral rights held by the Company. The Company continues to develop its understanding of the Kilbourne deposit and plans for Phase II of drilling to commence in or before the fourth quarter of this year.

In addition to Phase I drilling, Titan has continued metallurgical and materials testing, with initial results expected in the third quarter of this year. These tests will provide the Company with a description of the size and quality of the flake graphite in concentrate and help guide additional test work and end use application studies.

Table I. Mineralized intercepts from Kilbourne exploration program (holes 16-32)

2023-2024 Kilbourne Drilling
Hole ID	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Cg%	Zone
KX24-016	355.0	444.1	89.1	108.2	135.4	27.2	3.1	Upper
	505.0	571.3	66.3	153.9	174.1	20.2	2.8	Lower
KX24-017	331.0	474.5	143.5	100.9	144.6	43.7	3.6	Upper
	572.0	572.6	0.6	174.3	174.5	0.2	2.6	Lower
KX24-018	533.1	596.0	62.9	162.5	181.7	19.2	3.4	Upper
	640.0	677.0	37.0	195.1	206.3	11.3	3.2	Lower
KX24-019	316.0	334.7	18.7	96.3	102.0	5.7	2.8	Upper
	367.0	381.6	14.6	111.9	116.3	4.5	2.9	Lower
KX24-020	231.1	262.6	31.5	70.4	80.0	9.6	2.7	Upper
	301.1	316.0	14.9	91.8	96.3	4.5	2.5	Lower
KX24-021	26.7	70.4	43.7	8.1	21.5	13.3	3.3	Upper
KX24-022	458.2	508.9	50.7	139.7	155.1	15.5	3.1	Upper
	543.6	574.4	30.8	165.7	175.1	9.4	3.0	Lower
KX24-023	No Significant Intercepts
KX24-024	No Significant Intercepts
KX24-025	47.0	77.1	30.1	14.3	23.5	9.2	3.0	Lower
KX24-026	345.7	363.0	17.3	105.4	110.6	5.3	2.5	Upper
	420.5	440.0	19.5	128.2	134.1	5.9	2.8	Lower
KX24-027	23.0	52.6	29.6	7.0	16.0	9.0	2.9	Upper
	119.9	145.9	26.0	36.5	44.5	7.9	2.5	Lower
KX24-028	53.0	92.7	39.7	16.2	28.3	12.1	3.0	Upper
KX24-029	31.3	48.4	17.1	9.5	14.8	5.2	3.0	Upper
	54.0	90.7	36.7	16.5	27.6	11.2	3.3	Lower
KX24-030	0.0	38.7	38.7	0.0	11.8	11.8	2.7	Upper
	49.4	88.7	39.3	15.1	27.0	12.0	2.3	Lower
KX24-031	87.2	180.0	92.8	26.6	54.9	28.3	3.5	Upper
	234.9	273.1	38.2	71.6	83.2	11.6	2.9	Lower
KX24-032	No Significant Intercepts

Note: The true width of the mineralization is not currently known.

Table II. Collar Location

Kilbourne Collars
Hole ID	Length (ft)	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth	Dip
KX24-016	607	13112.5	13638.8	609.2	130	-90
KX24-017	623	12874.1	13130.2	614.3	0	-90
KX24-018	719	13174.1	14255.2	599.2	140	-50
KX24-019	408	14143.0	14574.6	593.4	160	-50
KX24-020	332	14664.3	14594.7	593.5	170	-50
KX24-021	152	15130.4	14311.3	593.3	180	-50
KX24-022	611	13654.8	14516.8	597.6	160	-50
KX24-023	106	13695.0	12984.0	636.5	0	-90
KX24-024	67	14064.4	13477.8	630.3	0	-90
KX24-025	95	14544.9	13817.1	635.8	0	-90
KX24-026	612	8942.8	8895.1	626.6	105	-50
KX24-027	179	13796.1	13519.0	610.2	0	-90
KX24-028	149	14043.5	13741.8	604.1	0	-90
KX24-029	119	14542.7	14117.5	592.3	0	-90
KX24-030	117	14943.5	14078.8	633.3	0	-90
KX24-031	286	13290.4	12964.7	627.5	140	-50
KX24-032	226	9321.5	8769.2	635.8	110	-50

Figure 1. Location of the Kilbourne Project relative to ESM Operations

Figure 2. Plan view of drilling showing the location of Kilbourne Exploration holes, planned drill holes, and trenching.

Figure 3. Cross section showing host lithologies with assays from 2023-2024 drilling. Highlighted are holes KX23-001, KX24-002, and KX24-015,KX24-016.

Looking North East, section line marked on Figure 2.

Qualified Person

The scientific and technical information contained in this news release and the sampling, analytical and test data underlying the scientific and technical information has been reviewed, verified and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597). Mr. Taylor verified the data disclosed, including sampling, analytical, and test data underlying the information included in this news release for which he is responsible, by performing a number of checks to confirm the accuracy of such data. In addition, Mr. Taylor reviewed the QA/QC reports from the Company’s drill programs and noted that there were no issues that arose which would affect confidence with the assay data.

Assays and Quality Assurance/Quality Control

To ensure reliable sample results, the Company has a rigorous QA/QC program in place that monitors the chain-of-custody of samples and includes the insertion of blanks and certified reference standards at statistically derived intervals within each batch of samples. Core is photographed and split in half with one-half retained in a secured facility for verification purposes. Drill core samples submitted for analysis had a minimum weight of 0.6 lb (0.3 kg) and a maximum weight of 6.0 lb (2.7 kg), with an average weight of 3.6 lb (1.6 kg). Trench samples submitted for analysis had a minimum weight of 4.2 lb (1.9 kg) and a maximum weight of 26.2 lb (11.9 kg), with an average weight of 6.2 lb (13.6 kg).

Analysis has been performed as SGS Canada Inc. (“SGS”) an independent ISO/IEC accredited lab. Sample preparation (crushing and pulverizing) and total graphitic carbon analysis has been completed at SGS Lakefield, Ontario, Canada. SGS prepares a pulp of all samples and sends the pulps to their analytical laboratory in Burnaby, B.C., Canada for multielement analysis. SGS analyzes the pulp sample by leach and IR combustion for total graphitic carbon (GC_CSA05V) and aqua regia digestion (GE-ICP21B20 for 34 elements) with an ICP – OES finish including Cu (copper), Pb (lead), and Zn (zinc). All samples in which Cu (copper), Pb (lead), or Zn (zinc) are greater than 10,000 ppm are re-run using aqua regia digestion (GO_ICP21B100) with the elements reported in percentage (%).

The Company has not identified any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data set out in this news release. True widths of the mineralized zones described in this news release are not presently known.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including future exploration plans at the Kilbourne target and results of metallurgical and materials testing and timing thereof. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

7